

November 27, 2012

Via Facsimile
Robert B. McKnight, Jr.
Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re:** **Quiksilver, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed January 17, 2012**
> **Response dated November 9, 2012**
> **File No. 001-14229**

Dear Mr. McKnight:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note in your response to comment one of our letter dated October 15, 2012 that you will expand the narrative discussion of your segment analysis in future filings. We further note your discussion of segment sales and significant country sales in your response to the fourth bullet point of comment one. Please confirm to us that, to the extent applicable, your future narrative segment analysis discussions will include disclosure of any country-specific events or economic changes that materially affected your segment revenues, gross profit and/or operating income; and any country-specific trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your segment revenues, gross profit and/or operating income.

2.   We note your response to prior comment 3. While you may provide disclosure on a constant currency basis, your disclosure must explain clearly the reasons for material fluctuations in revenue and income on a historical basis. If the reason for the decrease is due to currency fluctuations, please state that clearly. It appears, for example, that operating income from your European operations decreased materially and that such decrease does not appear to be attributable merely to currency fluctuation; therefore, please provide the draft disclosure that explains clearly the reasons for the changes in your results of operations for your European segment requested in our prior comment.

Notes to Consolidated Financial Statements, page 48
Note 19 - Condensed Consolidating Financial Information, page 71

3.   We note your response to prior comment 4 where you confirm that your guarantor subsidiaries are 100% owned. Please explain how they are 100% owned when you have a non-controlling interest balance in the guarantor column of the condensed consolidating statement of operations for each year presented and on the October 31, 2011 condensed consolidated balance sheet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining